UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 13

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Wendy Grasso, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:
Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	4,763,944 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	80,000
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	4,763,944 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	80,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,843,944 shares of common stock (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	34.7% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 2,344,416 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable or will become so within the next 60 days, and 80,000 shares held by the Reporting Person’s sons, for which he may be deemed the beneficial owner.

(2) Based on 11,604,253 shares of common stock outstanding on August 11, 2020, plus 2,344,416 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable or will become so within the next 60 days.

Introductory Note:

This Amendment No. 13 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015, Amendment No. 7 to the Schedule 13D filed on January 6, 2017, Amendment No. 8 to the Schedule 13D filed on May 3, 2017, Amendment No. 9 to the Schedule 13D filed on October 3, 2017, Amendment No. 10 to the Schedule 13D filed on December 26, 2017, Amendment No. 11 to the Schedule 13D filed on February 26, 2018, Amendment No. 12 to the Schedule 13D filed on March 30, 2020 and together with this Amendment No. 13, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On August 13, 2020, the Reporting Person sold 50,000 shares of common stock, par value $0.0005 per share, of the Issuer in a private transaction to Dr. Louis Gleckel, a director of the Issuer, at a price of $2.75 per share pursuant to the terms of a Stock Purchase Agreement (the “Purchase Agreement”).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On July 9, 2020, Mr. Karkus gifted an aggregate of 54,150 shares to his two sons.

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4,843,944 shares of common stock of the Issuer (including 2,344,416 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable or will become so within the next 60 days), as well as 80,000 shares held by the Reporting Person’s sons, for approximately 34.7% of the Issuer’s shares outstanding. Mr. Karkus has sole voting and dispositive power with respect to 4,763,944 shares and shared voting and dispositive power with respect to the 80,000 shares held by his sons.

Except for the sale described in Item 4 and the gift described above in this Item 5, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Purchase Agreement set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Other than the Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement, dated August 13, 2020, by and between Ted Karkus and Louis Gleckel MD

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

/s/ Ted Karkus
Ted Karkus